Ste. 1020-800 West Pender Street Vancouver, BC V6C 2V6 Tel: 604-684-6365 Fax: 604-684-8092 Toll Free: 1-800-667-2114 www.amarcresources.com

August 24, 2009

Dear Shareholders,

On behalf of the Board of Directors, I am pleased to provide you with an overview of Amarc's activities over the past year in preparation for the upcoming Annual General Meeting to be held on Tuesday, September 29, 2009. In addition, attached is a copy of proxy materials containing information regarding the business to be covered at the meeting, along with a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact the Investor Services department at 1-800-667-2114 or by email at info@hdgold.com.

Amarc's capable and experienced mineral exploration team is working hard to make a major mineral discovery with the potential to deliver substantial growth and value to the Company. In recent times, Amarc project acquisition efforts have been focused in two areas: grassroots exploration in British Columbia (BC) and also the evaluation of more advanced properties.

The Company's BC exploration programs are primarily directed towards discovering bulk tonnage gold-copper deposits and high value base and precious metals deposits.

Encouraging exploration results, which identified 17 priority areas for follow-up, were returned from Amarc's extensive 2007 regional programs in the underexplored and highly prospective Sitlika Copper-Zinc Belt, located in central BC. Management believes that the Sitlika Belt has significant potential for the discovery of volcanogenic massive sulphide ("VMS") deposits like Sherwood Copper's Kutcho Creek deposits in northern British Columbia, or Farallon Resources' G-9 deposit in Guerrero Mexico. Our geologists have worked in these comparative areas in the past. The field activities in 2008 focused on target definition, while exploration efforts included geological mapping, soils, induced polarization geophysical surveys and drilling over prioritized areas.

This year, field crews are active on the ground on the Bodine-Warren, Huge South, Olsen and Big Time properties, where drilling is planned to follow as the work determines.

The Bodine-Warren project is located in the central part of the Sitlika Belt. Initial reconnaissance in the area by Amarc geologists identified massive to semi-massive sulphide mineralization in outcrop with channel samples returning encouraging copper grades. A soil geochemical grid delineated a target over an area measuring 2,000 meters long by 700 meters wide. In 2008 an initial 2,200-meter diamond drilling campaign, completed on the Bodine-Warren target, did not intercept economic mineralization. However, highly anomalous zinc values were encountered over hundreds of meters in widely spaced drill holes within a very compelling geological environment. Additional drilling is planned for 2009 to further test this significant VMS play.

The Huge South target comprises a strong copper-in-soil anomaly, extending over a length of over five kilometers. The anomalous zone overlies a thick felsic volcanic pile that represents a classic environment for VMS type mineralization. The Huge South target has been defined by over 2,000 soils samples and approximately 27 line-kilometers of induced polarization geophysical survey. A review of results is currently in progress in order to assess drill targets.

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The prospective Olsen target was identified through geological mapping, grid soil sampling over approximately six square kilometers and approximately six line-kilometers of induced polarization geophysical survey. The soil grid defines a significant zinc-copper anomaly over a length of approximately 1,100 meters and an average width of 300 meters. This anomaly is spatially associated with mafic and felsic volcanic units that represent preferred stratigraphy for VMS mineralization. Drilling targets have been established.

The Big Time project lies just to the west of the Sitlika Belt and represents a variation away from the typical Sitlika Belt geological environment and deposit type. At Big Time, a one-kilometer by one-kilometer, open-ended, multi-element anomaly with strong porphyry copper-molybdenum affinities with significant gold and silver was defined in 2008 and is being further tested in 2009. In July 2009, Amarc reached an agreement with Falkirk Resources Corp. to explore the Big Time property. Under the terms of the agreement, Falkirk has the right to earn a 50% interest in the Big Time property by issuing 200,000 shares to Amarc and funding $900,000 in exploration expenditures before December 31, 2009. Amarc is the operator.

The latter half of 2008 and early 2009 was marked by a rapid deterioration of global economic conditions. However, the global downturn presents opportunities and Amarc is working diligently to capitalize on these possibilities. Amarc is currently assessing mineral projects held by others for potential joint venture. In addition, the Company is working towards joint venturing a number of its early-stage BC plays in order to spread the risk that is an inherent part of grassroots exploration.

Amarc is committed to responsible mineral development. All of our technical programs are carefully planned and managed to limit impacts on the environment. We also apply a "good neighbour" policy, engaging local communities to discuss the programs underway in their area and providing local employment whenever possible.

Finding major new mineral deposits through exploration takes time and persistence. I would like to thank you, our valued shareholders, for your patience and ongoing support for our endeavours. I invite you to attend the upcoming shareholders' meeting where we will further discuss our plans for 2009 and respond to your comments and questions. I look forward to seeing you at the meeting.

Yours truly,
AMARC RESOURCES LTD.

Ronald W. Thiessen
President and CEO